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Exhibit 12.1

Nextel Partners, Inc. and Subsidiaries
Computation of Ratio to Fixed Charges

	Year Ended December 31,					Six Months Ended June 30,
	1999	2000	2001	2002	2003	2003	2004
EARNINGS (LOSS)
Pretax income (loss)	$(112,413)	$(265,140)	$(285,946)	$(264,296)	$(197,247)	$(152,016)	$(22,566)
Add back: fixed charges as disclosed below	82,252	127,017	154,678	190,746	180,087	$93,239	72,398
Less: capitalized interest	(13,662)	(15,712)	(12,548)	(3,233)	(1,706)	$(1,093)	(506)

Earnings (loss) as adjusted	(43,823)	(153,835)	(143,816)	(76,783)	(18,866)	(59,870)	49,326

FIXED CHARGES:
Interest expense, net of capitalized interest	63,239	99,361	122,411	160,117	147,122	$77,066	$56,143
Capitalized interest	13,662	15,712	12,548	3,233	1,706	$1,093	$506
Amortization of debt issuance costs	2,123	3,259	3,683	4,466	5,172	$2,331	$2,105
Portion of rent expense representative of interest factor	3,228	8,685	16,036	22,930	26,087	$12,749	$13,644

	82,252	127,017	154,678	190,746	180,087	93,239	72,398

DEFIECIENCY OF EARNINGS TO FIXED CHARGES	$(126,075)	$(280,852)	$(298,494)	$(267,529)	$(198,953)	$(153,109)	$(23,072)

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Nextel Partners, Inc. and Subsidiaries Computation of Ratio to Fixed Charges